                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-67203

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 29, 1999

                                  $250,000,000

                                      LOGO

                       4% Convertible Subordinated Notes
                              Due February 1, 2005

                               ------------------

     We will pay interest on the notes each February 1 and August 1. The first interest payment will be made on August 1, 2000.

     The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $46.25 per share, subject to certain adjustments. The notes are subordinated to our senior indebtedness and structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

     We may redeem the notes on or after February 5, 2003. Holders may require us to repurchase the notes upon a change in control.

     The last reported sale price of our common stock on The New York Stock Exchange on January 19, 2000 was $36.00 per share.

     The underwriters have an option to purchase a maximum of $33,000,000 additional principal amount of notes to cover over-allotments of notes.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-6.

                                                                         UNDERWRITING
                                                          PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                         PUBLIC(1)       COMMISSIONS       CYPRESS(1)
                                                         ---------      -------------     -----------
Per Note.............................................       100%            2.75%            97.25%
Total................................................   $250,000,000      $6,875,000      $243,125,000

(1) Plus accrued interest, if any, from January 25, 2000.

     Delivery of the notes in book-entry form only will be made on or about January 25, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                      PRUDENTIAL VOLPE TECHNOLOGY
                          A UNIT OF PRUDENTIAL SECURITIES
                                            ROBERTSON STEPHENS
                                                            SG COWEN

          The date of this prospectus supplement is January 19, 2000.

                               ------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

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PROSPECTUS SUPPLEMENT SUMMARY.........   S-3
RISK FACTORS..........................   S-6
RATIO OF EARNINGS TO FIXED CHARGES....  S-14
USE OF PROCEEDS.......................  S-14
DESCRIPTION OF NOTES..................  S-15
CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS......................  S-22

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
UNDERWRITING..........................  S-24
NOTICE TO CANADIAN RESIDENTS..........  S-26
LEGAL MATTERS.........................  S-26
EXPERTS...............................  S-27

PROSPECTUS

                                        Page
                                        ----
SUMMARY...............................    2
RISK FACTORS..........................    3
WHERE YOU CAN FIND MORE INFORMATION...   10
USE OF PROCEEDS.......................   11
RATIO OF EARNINGS TO FIXED CHARGES....   11

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
DESCRIPTION OF THE DEBT SECURITIES....   11
DESCRIPTION OF CAPITAL STOCK..........   23
PLAN OF DISTRIBUTION..................   25
LEGAL MATTERS.........................   26
EXPERTS...............................   26

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               ------------------

     This prospectus supplement, the prospectus and the documents incorporated by reference in this prospectus supplement contain forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believes," "expects," "future," "intends" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus supplement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described below under "Risk Factors" as well as those detailed from time to time in our filings with the SEC.

     "Cypress Semiconductor Corporation," "Cypress," and the Cypress logo in the form appearing on the cover page of this prospectus supplement are trademarks of Cypress Semiconductor Corporation. Other brands, names and trademarks contained in this prospectus supplement are the property of their respective owners.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary together with the more detailed information and consolidated financial statements, including the notes thereto, and other financial information, included or incorporated by reference in this prospectus supplement and the prospectus.

     Unless the context otherwise requires, references in this prospectus supplement and the prospectus to "we," "us" or "Cypress" refer to Cypress Semiconductor Corporation and its consolidated subsidiaries. Unless otherwise stated, information in this prospectus supplement and the prospectus assumes no exercise of the underwriters' over-allotment option.

                       CYPRESS SEMICONDUCTOR CORPORATION

     We design, develop, manufacture and market a broad line of high-performance digital and mixed-signal integrated circuits for a range of markets, including computers, data communications, telecommunications and instrumentation systems. We currently offer approximately 500 products from our two business segments, memory products and non-memory products. Our products are marketed worldwide through a network of 25 North American sales offices, 6 North American distributors, 26 U.S. sales representative firms, 7 European sales offices, 2 Japanese sales offices, 2 Chinese sales offices, an office in Singapore, an office in Korea, an office in Taiwan, and 39 international sales representative firms. We sell our products to a wide range of customers, including Alcatel, Cisco Systems, Compaq, Hewlett-Packard, IBM, Lucent Technologies, Motorola, Nortel, Seagate, and 3Com Corporation. During the first nine months of fiscal 1999, international sales accounted for approximately 47.7% of our total sales.

     Our initial strategy upon our founding in 1982 was to provide innovative high-performance CMOS (complementary metal-oxide silicon) integrated circuits to niche markets that we believed were too small to attract larger competitors. In 1992, we modified our strategy to focus on selected high-volume products, particularly memory products. This strategy was successful until 1996 when the average selling prices of memory products began a steep decline. Today, we have a diverse product line that is targeted at the communications market, an area that is growing rapidly driven by the increasing amount of information on the Internet. For the quarter ended January 2, 2000, approximately 40% of our overall revenue was derived from memory products. Revenue from sales of asynchronous static RAMs, which are generally viewed as commodity products, have decreased from constituting more than 80% of our revenue from sales of memory products during the first quarter of 1999 to approximately 50% during the fourth quarter of 1999. Because of the highly competitive nature of the semiconductor industry, its cyclicality and the downward trend average selling prices typically experience over the life of any particular product, our ability to successfully implement this strategy and achieve our revenue, earnings and gross margin goals will depend upon a number of factors. These factors include our ability to maintain our position in the high-performance semiconductor markets, to increase our presence in the more competitive high-volume memory products market, to continue to successfully design and develop new products utilizing advanced semiconductor design and process technologies in a timely fashion, to improve manufacturing yields and reduce manufacturing costs and product development cycle time, and to effectively market and sell our products in light of significant domestic and international competition.

RECENT DEVELOPMENTS

     On January 18, 2000 we announced anticipated results for our fourth quarter ended January 2, 2000. We announced that we expect our net revenue for the fourth quarter will be between $206 million and $207 million, which would represent an increase of approximately 12% from our third quarter of 1999 net revenue of $184.5 million, and an increase of approximately 42% from our fourth quarter of 1998 net revenue of $145.6 million. We attribute the increase in net revenue to strong demand for our products particularly in the communications segment.

     We also announced that our diluted earnings per share, or EPS, for the fourth quarter of 1999 is expected to be between $0.39 and $0.40 per share. This EPS reflects a pre-tax, non-recurring net benefit of $12 million, including gains from sale of investments, which utilized substantially all of our remaining net operating loss tax benefits. Excluding this non-recurring net benefit and pre-tax acquisition related charges and goodwill of $1.7 million, our earnings before goodwill, which we call EBG, for the fourth quarter of 1999 is expected to be between $0.31 and $0.32 per share, representing an improvement of 29% to 33% from our EBG for the third quarter of 1999 of $0.24 per share and an improvement from our EBG for the fourth quarter of 1998 which was a loss of $0.02 per share. We have defined EBG as earnings before non-recurring items, in process research and development costs, transaction costs and amortization of intangible assets and goodwill. We have presented EBG as a measure of our operating results, but EBG is not intended to replace operating income or net income as an indicator of operating performance, or to replace cash-flow as a measure of liquidity because EBG is not a concept under generally accepted accounting principles. Also our calculation of EBG may not be comparable to EBG as calculated by other companies.

     On January 11, 2000, we signed a definitive merger agreement with Galvantech, Inc., a privately held company, for Galvantech to merge with us. Galvantech, a company specializing in niche high performance memories for data communications applications, had average quarterly revenues of approximately $10.7 million during the last three quarters. The agreement provides for us to issue approximately 3.6 million shares in exchange for all outstanding stock and options of Galvantech. The merger is intended to be accounted for as a pooling of interests. The closing is subject to regulatory approvals, approval by the shareholders of Galvantech, and other customary conditions. Accordingly, we cannot assure you that the merger will be completed.

                                  THE OFFERING

Securities Offered.........  $250,000,000 principal amount of 4% Convertible
                             Subordinated Notes Due February 1, 2005 (plus up to an additional $33,000,000 principal amount of notes issuable upon exercise in full of the over-allotment option by the underwriters).

Interest...................  The notes will bear interest at an annual rate of
                             4%. Interest is payable on February 1 and August 1 of each year, beginning August 1, 2000.

Maturity Date..............  February 1, 2005.

Conversion Rights..........  The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $46.25 per share, subject to certain adjustments.

Optional Redemption by the
  Company..................  We may redeem the notes on or after February 5,
                             2003 at the redemption prices set forth in this prospectus supplement.

Sinking Fund...............  None.

Change in Control..........  Upon a change in control, you may require us to purchase your notes at 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control.

Subordination..............  The notes will be general unsecured obligations of
                             Cypress. The notes will be subordinated in right of payment to all existing and future senior indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries. As of January 2, 2000, we had approximately $110.5 million of senior indebtedness and our subsidiaries had approximately $97.0 million of outstanding liabilities. We are not prohibited from incurring senior indebtedness or other debt under the indenture.

Use of Proceeds............  We intend to use the net proceeds for general corporate purposes, including capital expenditures and working capital. See "Use of Proceeds."

Common Stock...............  Our common stock is traded on The New York Stock
                             Exchange under the symbol "CY."

                                  RISK FACTORS

     You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition and operating results could be seriously harmed, the trading price of our common stock could decline, and you might lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR FUTURE OPERATING RESULTS ARE VERY LIKELY TO FLUCTUATE AND THEREFORE MAY FAIL TO MEET EXPECTATIONS.

     Our operating results have varied widely in the past and may continue to fluctuate in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fluctuate and fail to meet our expectations or those of others for a variety of reasons, including the following:

     - the intense competitive pricing pressure to which our products are subject, which can lead to rapid and unexpected declines in average selling prices;

     - the complexity of our manufacturing processes and the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur; and

     - the need for constant, rapid new product introductions, which present an ongoing design and manufacturing challenge, which can be significantly impacted by even relatively minor errors, and which may result in products never achieving expected market demand.

     As a result of these or other factors we could fail to achieve our expectations as to future revenues, gross profit and income from operations. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of your investment in the notes and the underlying common stock. Also, the performance of the semiconductor industry as a whole is characterized by cyclical swings in revenue and profitability and these swings may harm us.

     Because we recognize revenues from sales to our domestic distributors only when these distributors make a sale to customers, we are highly dependent on the accuracy of their resale estimates. The occurrence of inaccurate estimates also contributes to the difficulty in predicting our quarterly revenue and results of operations.

WE FACE PERIODS OF INDUSTRY-WIDE SEMICONDUCTOR OVER-SUPPLY THAT HARM OUR
RESULTS.

     The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors, and these fluctuations have helped produce many occasions when supply and demand for semiconductors have not been in balance. In the past, our operating results have been harmed by these industry-wide fluctuations in the demand for semiconductors, which have resulted in under-utilization of our manufacturing capacity. In some cases, industry downturns with these characteristics have lasted more than a year. If these cycles continue, they will seriously harm our business, financial condition and results of operations.

OUR FINANCIAL RESULTS COULD BE SERIOUSLY HARMED IF THE MARKETS IN WHICH WE SELL OUR PRODUCTS DO NOT GROW.

     Our continued success depends in large part on the continued growth of various electronics industries that use our semiconductors, including the following industries:

     - data communications and telecommunications equipment;

     - computers and computer related peripherals;

     - automotive electronics;

     - industrial controls; and

     - consumer electronics equipment and military equipment.

     A significant portion of our products are incorporated into data communications and telecommunications end-products. Any decline in the demand for networking applications, mass storage, telecommunications, cellular base stations, cellular handsets and other personal communication devices that incorporate our products could seriously harm our business, financial condition and operating results. In addition, certain of our products, including Universal Serial Bus microcontrollers, high-frequency clocks and static RAMs, are incorporated into computer and computer-related products, which have historically experienced significant fluctuations in demand. We may also be seriously harmed by slower growth in the other markets in which we sell our products.

WE ARE AFFECTED BY A GENERAL PATTERN OF PRODUCT PRICE DECLINE AND FLUCTUATIONS, WHICH CAN HARM OUR BUSINESS.

     Even in the absence of an industry downturn, the average selling prices of our products have historically decreased during the products' lives, and we expect this trend to continue. In order to offset these average selling price decreases, we attempt to decrease manufacturing costs of our products, and to introduce new, higher priced products that incorporate advanced features. If these efforts are not successful or do not occur in a timely manner, or if our newly introduced products do not gain market acceptance, our business, financial condition and results of operations could be seriously harmed.

     In addition to following the general pattern of decreasing average selling prices, the selling prices for certain products, particularly commodity static RAM products, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. Growth in the worldwide supply of static RAMs in recent periods resulted in a decrease in average selling prices for such products. In the event we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, our business, financial condition and results of operations will be seriously harmed. In addition, we expect our competitors to invest in new manufacturing capacity and achieve significant manufacturing yield improvements in the future. These developments could dramatically increase the worldwide supply of static RAM products and result in associated downward pressure on prices.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, AND MAY FACE SIGNIFICANT EXPENSES AS A RESULT OF ONGOING OR FUTURE LITIGATION.

     Protection of our intellectual property rights is essential to keep others from copying the innovations that are central to our existing and future products. Consequently, we may become involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity or scope of the proprietary rights of others, or to defend against claims of invalidity. This type of litigation can be expensive, regardless of whether we win or lose.

     Also, we are now and may again become involved in litigation relating to alleged infringement by us of others' patents or other intellectual property rights. This type of litigation is frequently expensive to both the winning party and the losing party and takes up significant amounts of management's time and attention. In addition, if we lose such a lawsuit, a court could require us to pay substantial damages and/or royalties or prohibit us from using essential technologies. For these and other reasons, this type of litigation could seriously harm our business, financial condition and results of operations. Also, although we may seek to obtain a license under a third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

     We have entered into technology license agreements with third parties that give those parties the right to use patents and other technology developed by us, and that give us the right to use patents and other technology developed by them. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future. It is possible however, that licenses we want will not be available to us on commercially reasonable terms. If we lose existing licenses to key technology, or are unable to enter into new licenses which we deem important, our business, financial condition and results of operations could be seriously harmed.

     Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent, trade secret and mask work protection for our semiconductor manufacturing technologies. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own.

     We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements, and we may not have adequate remedies for any breach. Also, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

OUR FINANCIAL RESULTS COULD BE ADVERSELY IMPACTED IF WE FAIL TO DEVELOP, INTRODUCE AND SELL NEW PRODUCTS OR FAIL TO DEVELOP AND IMPLEMENT NEW MANUFACTURING TECHNOLOGIES.

     Like many semiconductor companies, which frequently operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products, our future success depends on our ability to develop and introduce new products that customers choose to buy. We introduce significant numbers of product each year, which are an important source of revenue for us. If we fail to compete and introduce new product designs in a timely manner or are unable to manufacture products according to the requirements of these designs (discussed more below), or if our customers do not successfully introduce new systems or products incorporating ours, or market demand for our new products does not exist as anticipated, our business, financial condition and results of operations could be seriously harmed.

     For us and many other semiconductor companies, introduction of new products is a major manufacturing challenge. The new products the market requires tend to be increasingly complex, incorporating more functions and operating at faster speeds than prior products. Increasing complexity generally requires smaller features on a chip. This makes manufacturing new generations of products substantially more difficult than prior products. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing semiconductors. If we are unable to design, develop, manufacture, market and sell new products successfully, our business, financial condition and results of operations would be seriously harmed.

INTERRUPTIONS IN THE AVAILABILITY OF RAW MATERIALS CAN SERIOUSLY HARM OUR FINANCIAL PERFORMANCE.

     Our semiconductor manufacturing operations require raw materials that must meet exacting standards. We generally have available more than one source of these materials, but there are only a limited number of suppliers capable of delivering certain raw materials that meet our standards. If we need to use other companies as suppliers, they must go through a qualification process. In addition, the raw materials we need for our business could become scarcer as worldwide demand for semiconductors increases. Interruption of our sources of raw materials could seriously harm our business, financial condition and results of operations.

PROBLEMS IN THE PERFORMANCE OF OTHER COMPANIES WE HIRE TO PERFORM CERTAIN MANUFACTURING TASKS CAN SERIOUSLY HARM OUR FINANCIAL PERFORMANCE.

     A high percentage of our products are assembled, packaged and tested at our manufacturing facility located in the Philippines. We rely on independent subcontractors to assemble, package and test the balance of our products. This reliance involves certain risks, because we have less control over manufacturing quality and delivery schedules, whether these companies have adequate capacity to meet our needs and whether or not they discontinue or phase-out assembly processes we require. We cannot be certain that these subcontractors will continue to assemble, package and test products for us, and it might be difficult for us to find alternatives if they do not do so.

THE COMPLEX NATURE OF OUR MANUFACTURING ACTIVITIES MAKES US HIGHLY SUSCEPTIBLE TO MANUFACTURING PROBLEMS AND THESE PROBLEMS CAN HAVE SUBSTANTIAL NEGATIVE IMPACT ON US WHEN THEY OCCUR.

     Making semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in our manufacturing materials, difficulties in the wafer fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be nonfunctional. We may experience problems in achieving an acceptable success rate in the manufacture of wafers, and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our facilities would seriously harm our business, financial condition and results of operations. We may also experience manufacturing problems in our assembly and test operations and in the introduction of new packaging materials.

WE MAY NOT BE ABLE TO USE ALL OF OUR EXISTING OR FUTURE MANUFACTURING CAPACITY, WHICH CAN NEGATIVELY IMPACT OUR BUSINESS.

     We have spent, and expect to continue to spend, significant amounts of money to upgrade and increase our wafer fabrication, assembly and test manufacturing capability and capacity. If we do not need some of this capacity and capability for any of a variety of reasons, including inadequate demand or a significant shift in the mix of product orders that makes our existing capacity and capability inadequate or in excess of our actual needs, our fixed costs per semiconductor produced will increase, which will harm us. In addition, if the need for more advanced products requires accelerated conversion to technologies capable of manufacturing semiconductors having smaller features, or requires the use of larger wafers, we are likely to face higher operating expenses and may need to write-off capital equipment made obsolete by the technology conversion, either of which could seriously harm our business and results of operations.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE SEVERELY HARMED BY CERTAIN NATURAL DISASTERS.

     Our headquarters and some manufacturing facilities and some of our major vendors' facilities are located near major earthquake faults. If a major earthquake or other natural disaster occurs, we could suffer damages that could seriously harm our business, financial condition and results of operations.

OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL BE SERIOUSLY HARMED IF WE FAIL TO SUCCESSFULLY COMPETE IN OUR HIGHLY COMPETITIVE INDUSTRY AND MARKETS.

     The semiconductor industry is intensely competitive. This intense competition results in a difficult operating environment for us and most other semiconductor companies that is marked by erosion of average selling prices over the lives of each product, rapid technological change, limited product life cycles and strong domestic and foreign competition in many markets. A primary cause of this highly competitive environment is the strengths of our competitors. The industry consists of major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. We face competition from other domestic and foreign high-performance integrated circuit manufacturers, many of which have advanced technological capabilities and have increased their participation in markets that are important to us. If we are unable to compete successfully in this environment, our business, operating results and financial condition will be seriously harmed.

     Our ability to compete successfully in the rapidly evolving high performance portion of the semiconductor technology industry depends on many factors, including:

     - our success in developing new products and manufacturing technologies;

     - the quality and price of our products;

     - the diversity of our product lines;

     - the cost-effectiveness of our design, development, manufacturing and marketing efforts;

     - the pace at which customers incorporate our products into their systems; and

     - the number and nature of our competitors and general economic conditions.

Although we believe we currently compete effectively in the above areas to the extent they are within our control, given the pace of change in the industry, our current abilities are not a guarantee of future success.

WE MUST BUILD SEMICONDUCTORS BASED ON OUR FORECASTS OF DEMAND, AND IF OUR FORECASTS ARE INACCURATE, WE MAY HAVE LARGE AMOUNTS OF UNSOLD PRODUCTS OR WE MAY NOT BE ABLE TO FILL ALL ORDERS.

     We order materials and build semiconductors based primarily on our internal forecasts, and secondarily on existing orders, which may be cancelled under many circumstances. Consequently, we depend on our forecasts to determine inventory levels for our products and the amount of manufacturing capacity that we need. Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be wrong, and we may make too many or too few of certain products or have too much or too little manufacturing capacity. Also, our customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult. The above factors also make it difficult to forecast quarterly operating results. If we are unable to predict accurately the appropriate amount of product required to meet customer demand, our business, financial condition and results of operations could be seriously harmed.

WE MUST SPEND HEAVILY ON EQUIPMENT TO STAY COMPETITIVE, AND WILL BE ADVERSELY IMPACTED IF WE ARE UNABLE TO SECURE FINANCING FOR SUCH INVESTMENTS.

     In order to remain competitive semiconductor manufacturers generally must spend heavily on equipment to maintain or increase manufacturing capacity and capability. In particular, we have budgeted for $200 million in expenditures on equipment in 2000 and anticipate significant continuing capital expenditures in subsequent years. In the past, we have reinvested a substantial portion of our cash flow from operations in capacity expansion and improvement programs. However, our cash flows from operations depend primarily on average selling prices, which generally decline over time, and the per-unit cost of our products.

     If we are unable to decrease costs for our products at a rate at least as fast as the rate of the decline in selling prices for such products, we may not be able to generate enough cash flow from operations to maintain or increase manufacturing capability and capacity as necessary. In such a situation we would need to seek financing from external sources to satisfy our needs for manufacturing equipment and, if cash flow from operations declines too much, for operational cash needs as well. However, such financing may not be available on terms which are satisfactory to us or at all, in which case our business, financial condition and results of operations will be seriously harmed.

WE COMPETE WITH OTHERS TO ATTRACT AND RETAIN KEY PERSONNEL, AND ANY LOSS OF, OR INABILITY TO ATTRACT, SUCH PERSONNEL WOULD HARM US.

     To a greater degree than most non-technology companies, we depend on the efforts and abilities of certain key management and technical personnel. Our future success depends, in part, upon our ability to retain such personnel, and to attract and retain other highly qualified personnel, particularly product and

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

process engineers. We compete for these individuals with other companies, academic institutions, government entities and other organizations. Competition for such personnel is intense and we may not be successful in hiring or retaining new or existing qualified personnel. If we lose existing qualified personnel or are unable to hire new qualified personnel as needed, our business, financial condition and results of operations could be seriously harmed.

WE FACE ADDITIONAL PROBLEMS AND UNCERTAINTIES ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD SERIOUSLY HARM US.

     International sales represented approximately 47.7% of our revenues during the first nine months of fiscal 1999 and approximately 42.8% of our revenues during the same period in fiscal 1998. Our offshore assembly and test operations, as well as our international sales, face risks frequently associated with foreign operations, including:

     - currency exchange fluctuations;

     - political instability;

     - changes in local economic conditions;

     - the devaluation of local currencies;

     - import and export controls; and

     - changes in tax laws, tariffs and freight rates.

     To the extent any such risks materialize, our business, financial condition and results of operations could be seriously harmed.

WE ARE SUBJECT TO MANY DIFFERENT ENVIRONMENTAL REGULATIONS, AND COMPLIANCE WITH THEM MAY BE COSTLY.

     We are subject to many different governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Compliance with these regulations can be costly. In addition, over the last several years, the public has paid a great deal of attention to the potentially negative environmental impact of semiconductor manufacturing operations. This attention and other factors may lead to changes in environmental regulations that could force us to purchase additional equipment or comply with other potentially costly requirements. If we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future regulations, we could face substantial liability or suspension of our manufacturing operations, which could seriously harm our business, financial condition and results of operations.

WE DEPEND ON THIRD PARTIES TO TRANSPORT OUR PRODUCTS AND COULD BE HARMED IF THESE PARTIES EXPERIENCE PROBLEMS.

     We rely on independent carriers and freight haulers to move our products between manufacturing plants and to our customers. We have limited control over these parties; however, any transport or delivery problems because of their errors, or because of unforeseen interruptions in their activities due to factors such as strikes, political instability, natural disasters and accidents, could seriously harm our business, financial conditions and results of operations and ultimately impact our relationship with our customers.

WE MAY FAIL TO INTEGRATE OUR BUSINESS AND TECHNOLOGIES WITH THOSE OF COMPANIES THAT WE HAVE RECENTLY ACQUIRED AND THAT WE MAY ACQUIRE IN THE FUTURE.

     We completed four acquisitions in calendar 1999, recently announced the pending acquisition of Galvantech, Inc. and intend to pursue additional acquisitions in the future. If we fail to successfully or properly integrate these businesses, our quarterly and annual results may be seriously harmed. Integrating additional businesses, products and services could be expensive, time-consuming and a strain on our resources. Specific issues that we face with regard to prior and future acquisitions include:

     - the difficulty of integrating acquired technology or products;

     - the difficulty of assimilating the personnel of the acquired companies;

     - the difficulty of coordinating and integrating geographically dispersed operations;

     - our ability to retain customers of the acquired company;

     - the potential disruption of our on-going business and distraction of management;

     - the maintenance of brand recognition of acquired businesses;

     - the failure to successfully develop acquired in-process technology, resulting in the impairment of amounts currently capitalized as intangible assets;

     - unanticipated expenses related to technology integration;

     - the maintenance of uniform standards, corporate cultures, controls, procedures and policies;

     - the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     - the potential unknown liabilities associated with acquired businesses.

Our inability to address any of these risks could seriously harm our business. Moreover, we cannot assure you that the acquisition of Galvantech, Inc. will be completed.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH YEAR 2000 PROBLEMS.

     The year 2000 computer issue creates a variety of risks for us. The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, interruptions in manufacturing, design and process development operations, disruptions in processing business transactions, and disruptions in other normal business activities. Issues related to the year 2000 computer problem could still arise. The risks involve:

     - potential warranty or other claims by customers with respect to errors in our products;

     - errors in systems we use to run our business;

     - errors in systems used by our suppliers;

     - errors in systems used by customers; and

     - potential reduced spending by customers as a result of concerns about potential year 2000 problems.

     We have designed most of our products to be year 2000 compliant and have developed corrective measures for other products that were not originally designed to be year 2000 compliant. However, our products may be integrated into or used in conjunction with products supplied by other vendors. We cannot evaluate whether all of the products of other vendors are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration or use of multiple products. We may in the future be required to defend our products in legal proceedings which could be expensive regardless of the merits of these claims.

     If our suppliers, vendors, partners, customers and service providers fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which party's products have caused the problem. These failures could interrupt our operations and damage our relationships with customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether third-party year 2000 failures could harm our business, results of operations and financial condition.

                         RISKS RELATED TO THIS OFFERING

THE NOTES ARE SUBORDINATED.

     The notes will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also will be effectively subordinated to the liabilities, including trade payables, of our subsidiaries. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of January 2, 2000, we had approximately $110.5 million of senior indebtedness outstanding, and our subsidiaries had approximately $97.0 million of outstanding indebtedness and other liabilities, including trade payables and excluding intercompany liabilities, as to which the notes are effectively subordinated. We may from time to time incur additional debt, including senior indebtedness. See "Description of Notes -- Subordination of Notes."

WE MAY BE UNABLE TO REDEEM THE NOTES UPON A CHANGE IN CONTROL.

     Upon a change in control, you may require us to redeem all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions that prohibit the repurchase of the notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to you. The term "change in control" is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

A PUBLIC MARKET MAY NOT DEVELOP FOR THE NOTES.

     Prior to the offering there has been no trading market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to make a market and may discontinue this market making activity at any time without notice. In addition, market-making activity by the underwriters will be subject to the limits imposed by the Securities Act and the Exchange Act. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly.

THE NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

     We believe it is likely that one or more rating agencies may rate the notes. If one or more rating agencies assign the notes a rating lower than expected by investors, the market price of the notes and our common stock would be harmed.

THE PRICE OF OUR NOTES AND OUR COMMON STOCK MAY BE VOLATILE.

     The trading price of our common stock has been and could in the future be subject to significant fluctuations in response to variations in quarterly operating results, developments in the semiconductor industry, general economic conditions, changes in securities analysts' recommendations regarding our securities and other factors. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may harm the market price of the notes and the common stock into which the notes are convertible.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                               1999
                                                      1994   1995   1996   1997   1998(2)   (UNAUDITED)
                                                      ----   ----   ----   ----   -------   -----------
Ratio of earnings to fixed charges(1)...............  16.6x  20.7x  8.2x   1.9x     --          6.5x

------------------
(1) Reflects the acquisition of IC Works, Inc. in April 1999 which was accounted for as a pooling of interests.

(2) Earnings were inadequate to cover fixed charges by $118.4 million.

     These computations include us and our consolidated subsidiaries, and companies of which we own 50% or less of the equity. For these ratios, "earnings" is determined by adding "total fixed charges," excluding interest capitalized, income taxes, minority common stockholders' equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies of which we own at least 20% but less than 50% of the equity. For this purpose, "total fixed charges" consists of (i) interest on all indebtedness and amortization of debt discount and expense, (ii) interest capitalized and (iii) an interest factor attributable to rentals.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the notes are estimated to be approximately $242.4 million (or approximately $274.5 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

     The net proceeds from the sale of securities will be used for general corporate purposes, including capital expenditures and working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Currently, however, we do not have any understandings, commitments or agreements with respect to any significant acquisitions except as described under "Prospectus Supplement Summary -- Recent Developments." Pending such uses, we will invest the net proceeds in interest-bearing securities.

                              DESCRIPTION OF NOTES

     We will issue the notes under a subordinated indenture to be dated as of January 15, 2000, as supplemented by the supplemental indenture to be dated as of January 15, 2000. When we refer to the indenture in this prospectus supplement, we are referring to the subordinated indenture as supplemented by the supplemental indenture. The following summarizes some, but not all, of the provisions of the notes, the subordinated indenture and the supplemental indenture. The notes are a series of debt securities described in the accompanying prospectus. The following description supplements, and to the extent it is inconsistent with supersedes, the statements under "Description of Debt Securities" in the accompanying prospectus. As used in this description, the words "we," "us," "our" or Cypress do not include any current or future subsidiary of Cypress Semiconductor Corporation.

GENERAL

     The notes will be unsecured general obligations of Cypress and will be subordinate in right of payment as described under "Subordination of Notes." The notes are convertible into common stock as described under "Conversion of Notes." The notes will be limited to $250,000,000 aggregate principal amount ($283,000,000 if the underwriters' over-allotment option is exercised in full). The notes will be issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on February 1, 2005, unless earlier redeemed at our option by us or purchased by us at your option upon a change in control.

     We are not restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Cypress except to the extent described under "Purchase of Notes at Your Option Upon a Change in Control."

     The notes will bear interest at the annual rate of 4%. Interest will be payable on February 1 and August 1 of each year, beginning August 1, 2000, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be January 15 and July 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at their election. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     We will maintain an office in the Borough of Manhattan in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. This office shall initially be a office or agency of the trustee.

BOOK-ENTRY SYSTEM

     The notes will initially be issued in the form of a global security held in book-entry form. DTC or its nominee will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global security will hold such interests pursuant to the procedures and practices of DTC. As a result, owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global security or the indenture with respect to the global security. Cypress and the trustee, and any of their respective agents, may treat DTC as the sole holder and owner of the global security.

CONVERSION OF NOTES

     You will have the right, at your option, to convert your notes into shares of common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $46.25 per share, subject to the adjustments described below. You may convert notes in denominations of $1,000 and multiples of $1,000.

     Except as described below, we will not make any payment or other adjustment for accrued interest thereon or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion. If the notes are called for redemption, your conversion rights on the notes called for redemption will expire at the close of business on the last business day before the redemption date, unless we default in the payment of the redemption price. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

     (1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

     (2) the subdivision or combination of our outstanding common stock;

     (3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

     (4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other assets, excluding:

        - dividends, distributions and rights or warrants referred to in clause
          (1) or (3) above;

        - dividends or distributions exclusively in cash referred to in clause
          (5) below;

     (5) the distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

     (6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

     In the event of:

     - any reclassification of our common stock, or

     - a consolidation, merger or combination involving Cypress, or

     - a sale or conveyance to another person of the property and assets of Cypress as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in the best interest of Cypress. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

SUBORDINATION OF NOTES

     Payments on the notes will be subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of the Debt Securities -- Subordination" in the accompanying prospectus.

     A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business consideration.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of January 2, 2000, we had approximately $110.5 million of senior indebtedness, while our subsidiaries had approximately $97.0 million of outstanding indebtedness and other liabilities, including trade payables and excluding intercompany liabilities, as to which the notes are effectively subordinated.

     Neither we nor our subsidiaries are prohibited from incurring senior indebtedness or any other indebtedness or liabilities under the indenture. We expect additional indebtedness and other liabilities, including senior indebtedness, in the future.

OPTIONAL REDEMPTION BY THE COMPANY

     We may redeem the notes on or after February 5, 2003, on at least 20 days and no more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

                                                              REDEMPTION
                           PERIOD                               PRICE
                           ------                             ----------
Beginning on February 5, 2003 and ending on January 31,
  2004......................................................    101.00%
Beginning on February 1, 2004 and thereafter................    100.00%

In each case, we will pay accrued interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date.

     If fewer than all of the notes are to be redeemed, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

     No sinking fund is provided for the notes.

PURCHASE OF NOTES AT YOUR OPTION UPON A CHANGE IN CONTROL

     In the event of a change in control, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of a change in control at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in $1,000 or multiples of $1,000 principal amount.

     We shall mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of a change in control. This notice shall state among other things:

     - the terms and conditions of the change in control;

     - the procedures required for exercise of the change in control; and

     - the holder's right to require Cypress to purchase the notes.

     You must deliver written notice of your exercise of this purchase right to a paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. Such written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

     A change in control shall be deemed to have occurred if any of the following occurs:

     - any "person" or "group" is or becomes the "beneficial owner", directly or indirectly, of shares of voting stock of Cypress representing 50% or more of the total voting power of all outstanding classes of voting stock of Cypress or has the power, directly or indirectly, to elect a majority of the member of the board of directors of Cypress;

     - Cypress consolidates with, or merges with or into, another person or Cypress sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of Cypress, or any person consolidates with, or merges with or into, Cypress, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, shares of voting stock of Cypress immediately prior to such transaction "beneficially own," directly or indirectly, shares of voting stock of Cypress, representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

     - there shall occur the liquidation or dissolution of Cypress.

     However, a change in control shall not be deemed to have occurred if either:

     - the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

     - in the case of a merger or consolidation, all of the consideration excluding cash payments for fractional shares in such merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this change in control definition:

     - "person" or "group" have the meanings given such terms for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing or securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

     - a "beneficial owner" shall be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of voting stock of Cypress shall be deemed to include, in addition to all outstanding shares of voting stock of Cypress and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

     - "beneficially owned" shall have a meaning correlative to that of beneficial owner;

     - "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

     - "voting stock" means any class or classes of capital stock pursuant to which the holders of capital stock under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person or other persons performing similar functions, irrespective of whether or not, at the time, capital stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

     The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law in the event that you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all of the assets."

     We will under the indenture:

     - comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

     - file a Schedule 13E-4 or any successor or similar schedule if required under the Exchange Act; and

     - otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

     This change in control purchase feature may make more difficult or discourage a takeover of Cypress and the removal of incumbent management. However, we are not aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the underwriter.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in any event of default under the indenture, whether or not the repurchase is permitted by the subordination provisions of the indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     The provisions described under "Description of Debt
Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus shall apply to the notes.

TRANSFER AND EXCHANGE

     We have initially appointed the trustee as security registrar, transfer agent and conversion agent, acting through its corporate trust office. We reserve the right to:

     - vary or terminate the appointment of the security registrar, transfer agent or conversion agent;

     - appoint additional transfer agents or conversion agents; or

     - approve any change in the office through which any security registrar or any transfer agent or conversion agent acts.

PURCHASE AND CANCELLATION

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

REOPENING OF THE NOTES

     The notes are initially being offered in the principal amount of $250,000,000 ($283,000,000 if the underwriters' over-allotment option is exercised in full). Such principal amount may be increased in the future on the same terms and conditions and with the same CUSIP number(s) as the notes being offered hereby.

GOVERNING LAW

     The subordinated indenture, the supplemental indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on interpretations of laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold the notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, referred to as the Code) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as, for example, banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, foreign persons or persons that will hold the notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. This summary discusses the tax considerations applicable to the initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. The Company has not sought any ruling from the Internal Revenue Service, referred to as the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a note generally will be includable in the income of a holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange or redemption of the notes, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the notes. A holder's adjusted tax basis in the notes generally will equal the cost of the notes to such holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the notes is more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE NOTES

     A holder generally will not recognize any income, gain or loss upon conversion of the notes into common stock (except to the extent the common stock is considered attributable to accrued interest not previously included in income, which is taxable as ordinary income). A holder's tax basis in the common stock received on conversion of the notes generally will be the same as such holder's adjusted tax basis in the notes at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the notes converted. However, a holder's tax basis on shares of common stock considered attributable to accrued interest as described above generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall not include the period the converted notes were held.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

DIVIDENDS

     Dividends paid on the common stock generally will be includable in the income of a holder as ordinary income to the extent of Cypress' current or accumulated earnings and profits.

     If at any time (i) Cypress makes a distribution of cash or property to its stockholders or purchases common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidence of indebtedness or assets of Cypress, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the antidilution provisions of the indenture, the conversion price of the notes is decreased, or (ii) the conversion price of the notes is decreased at the discretion of Cypress, such decrease in conversion price may be deemed to be the payment of a taxable dividend to holders of notes (pursuant to Section 305 of the Code). Holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

SALE OF COMMON STOCK

     Upon the sale or exchange of common stock, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the common stock.

     Such capital gain or loss generally will be long-term capital gain or loss if the holder's holding period in common stock is more than one year at the time of the sale or exchange. A holder's basis and holding period in common stock received upon conversion of the notes are determined as discussed above under "-- Conversion of Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on the notes, payments of dividends on common stock, payments of the proceeds of the sale of the notes and payments of the proceeds of the sale of common stock to certain noncorporate holders, and a 31% backup withholding tax may apply to such payments if the holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms of, and the conditions contained in, an underwriting agreement dated January 19, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc., Prudential Securities Incorporated and SG Cowen Securities Corporation are acting as representatives, the following respective principal amounts of the notes:

                                                                     Principal
                              Underwriter                              Amount
                              -----------                           ------------
      Credit Suisse First Boston Corporation......................  $175,000,000
      FleetBoston Robertson Stephens Inc..........................    25,000,000
      Prudential Securities Incorporated..........................    25,000,000
      SG Cowen Securities Corporation.............................    25,000,000
                                                                    ------------
           Total..................................................  $250,000,000
                                                                    ============

     The underwriting agreement provides that the underwriters are obligated to purchase all the notes in the offering if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an additional $33,000,000 principal amount of notes at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the notes.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of 1.65% of the principal amount of the notes. The underwriters and selling group members may allow a discount of
 .01% of such principal amount per note on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                   Per Note                             Total
                                       --------------------------------    --------------------------------
                                          Without             With            Without             With
                                       Over-allotment    Over-allotment    Over-allotment    Over-allotment
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions payable by us..........      $27.50            $27.50          $6,875,000        $7,782,500
Expenses payable by us...............      $ 3.00            $ 2.65          $  750,000        $  750,000

     The notes are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     We and our executive officers and directors have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except, in our case, for (i) issuances of common stock upon conversion of the notes, (ii) issuances of common stock upon the exercise of options or warrants or on conversion of other securities outstanding on the date of this prospectus supplement, (iii) grants of options to purchase, issuances of common stock upon the exercise of those options, and issuances of common stock pursuant to any stock option plan, stock purchase plan or dividend reinvestment plan, which plans are in existence on the date hereof,
(iv) issuances of securities (and agreements to provide such securities) up to an aggregate of $150,000,000 as full or partial consideration in connection with any of our future acquisitions or strategic investments or securities issuable upon exercise or conversion of the foregoing securities, and (v) issuances of any debt securities up to $75,000,000 in aggregate principal amount. The underwriters have also agreed that the executive officers and directors of the Company may, without such consent, dispose of an aggregate of up to 250,000 shares of common stock.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     Before this offering, there has been no public market for the notes. The initial public offering price for the notes will be determined by negotiation between us and the underwriters, and may not reflect the market price for the notes following this offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids, in accordance with Regulation M under the Securities Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase notes and the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the notes or underlying securities in the open market after the distribution has been completed in order to cover short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally held by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short position.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes and the underlying securities to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are effected. Accordingly, any resale of the notes or the underlying common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes or the underlying common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of notes in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and with respect to the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the notes offered by this prospectus supplement will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements incorporated in the prospectus to which this prospectus supplement relates by reference to the Annual Report on Form 10-K for the fiscal year ended January 3, 1999 and the current report on Form 8-K dated December 8, 1999 as amended by Form 8-K/A, dated January 19, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      LOGO

PROSPECTUS

                       CYPRESS SEMICONDUCTOR CORPORATION
                           -------------------------

                                  $300,000,000

                           -------------------------

                      BY THIS PROSPECTUS, WE MAY OFFER --

                                  COMMON STOCK
                                PREFERRED STOCK
                                DEBT SECURITIES

                           -------------------------

     SEE "RISK FACTORS" ON PAGE 3 FOR INFORMATION YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.

                           -------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                           -------------------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                    This prospectus is dated March 29, 1999

                                    SUMMARY

PROSPECTUS SUPPLEMENT

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

OFFICES AND PLACE OF INCORPORATION

     Cypress Semiconductor Corporation is an international supplier of high-performance integrated circuits with worldwide headquarters in San Jose. We commenced operations in 1982 and were incorporated in California in December 1982. In February 1987, we were reincorporated in Delaware. Our principal executive offices are located at 3901 North First Street, San Jose, California 95134. Our telephone number is (408) 943-2600. Our Internet address is http://www.cypress.com.

THE SECURITIES WE MAY OFFER

     We may offer up to $300,000,000 of any of the following securities: debt securities, preferred stock and common stock. The prospectus supplement will describe the specific amounts, prices and terms of these securities.

  Debt Securities

     We may offer unsecured general obligations in the form of either senior or subordinated debt. Senior debt includes our notes, debt and guarantees, which are for money borrowed and not subordinated. Subordinated debt, designated at the time it is issued, is entitled to interest and principal payments after the senior debt payments.

     The senior and subordinated debt will be issued under separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. We have summarized the general features of the debt from the indentures. We encourage you to read the indentures, which are exhibits to our registration statement on Form S-3, file no. 333-67203, and the documents listed below under the heading "Where You Can Find More Information."

  Preferred Stock

     We may issue preferred stock in one or more series and will determine the dividend, voting, and conversion rights, and other provisions at the time of sale.

  Common Stock

     Common stock holders are entitled to receive dividends declared by the Board of Directors, subject to rights of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights or cumulative voting rights.

                                  RISK FACTORS

     You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business financial condition and operating results could be materially adversely affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believes," "expects," "future," "intends" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described below and elsewhere in this prospectus.

CYPRESS' FUTURE OPERATING RESULTS ARE VERY LIKELY TO FLUCTUATE AND THEREFORE MAY FAIL TO MEET EXPECTATIONS.

     Cypress' operating results have varied widely in the past, and may continue to fluctuate in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fluctuate and fail to meet the expectations of the company or others for a variety of reasons set forth in these risk factors. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of your investment in our stock. The factors we believe make our results more likely to fluctuate, and difficult to predict, than results of a typical, non-technology company our size and age, and which are therefore most likely to produce departure from expectations, include:

     - the intense competitive pricing pressure to which our products are subject, which can lead to rapid and unexpected declines in average selling prices;

     - the complexity of our manufacturing processes and the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur;

     - the need for constant, rapid new product introductions which present an ongoing design and manufacturing challenge significantly impacted by even relatively minor errors, and which may never achieve expected market demand.

As a result of these or other factors we could fail to achieve our expectations as to future revenues, gross profit and income from operations. Also, the performance of the semiconductor industry as a whole is characterized by cyclical swings in revenue and profitability and these swings may adversely impact Cypress.

     Since we recognize revenues from sales to our domestic distributors only when these distributors make a sale to customers, we are highly dependent on the accuracy of their resale estimates. The occurrence of inaccurate estimates also contributes to the difficulty in predicting our quarterly revenue and results of operations, particularly in the last month of the quarter.

CYPRESS FACES PERIODS OF INDUSTRY-WIDE SEMICONDUCTOR OVERSUPPLY WHICH HARM ITS RESULTS.

     The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, its products, and these fluctuations have helped produce many occasions when supply and demand for the industry's products are not in balance. In the past, our operating results have been adversely affected by these industry-wide fluctuations in the demand for semiconductors, which have resulted in under-utilization of our manufacturing capacity. In some cases, industry downturns with these characteristics have lasted more than a year. If these cycles continue, they will materially and adversely affect our business, financial condition and results of operations.

CYPRESS' FINANCIAL RESULTS COULD BE ADVERSELY IMPACTED IF THE MARKETS IN WHICH IT SELLS ITS PRODUCTS DO NOT GROW.

     Cypress' continued success depends in large part on the continued growth of various electronics industries that use our semiconductors, including the following industries:

     - data communications and telecommunications equipment;

     - computers and computer related peripherals;

     - automotive electronics;

     - industrial controls; and

     - customer electronics equipment and military equipment.

     A significant portion of our products are incorporated into data communications and telecommunication end-products. Any decline in the demand for networking applications, mass storage, telecommunications, cellular base stations, cellular handsets and other personal communication devices which incorporate our products could adversely affect our business, financial condition and operating results. In addition, certain of our products, including Universal Serial Bus micro-controllers, high frequency clocks and static RAMs, are incorporated into computer and computer-related products, which have historically experienced significant fluctuations in demand. In addition, we may be materially and adversely affected by slower growth in the other markets in which we sell our products.

CYPRESS IS AFFECTED BY A GENERAL PATTERN OF PRODUCT PRICE DECLINE AND FLUCTUATIONS WHICH CAN ADVERSELY IMPACT OUR BUSINESS.

     Even in the absence of an industry downturn, the average selling prices of our products historically have decreased during the products' lives, and we expect this trend to continue. In order to offset these average selling price decreases, we attempt to manufacture the products more cheaply, to generate greater unit demand to reduce fixed costs per unit and to introduce new, higher priced products that incorporate advanced features. If our efforts to achieve these cost reductions, increased unit demand or new product introductions are not successful or do not occur in a timely manner, or if our newly introduced products do not gain market acceptance, our business, financial condition and results of operations could be materially and adversely affected.

     In addition to following the general pattern of decreasing average prices referenced above, the selling prices for certain products, particularly commodity static RAM products, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. Growth in worldwide supply of static RAMs in recent periods resulted in a decrease in average selling prices for our products. In the event we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, our business, financial condition and results of operations will be materially and adversely affected. In addition, we expect our competitors to invest in new manufacturing capacity and achieve significant manufacturing yield improvements in the future. These developments could dramatically increase worldwide supply of static RAM products and associated downward pressure on pricing.

CYPRESS MAY BE UNABLE TO ADEQUATELY PROTECT ITS INTELLECTUAL PROPERTY RIGHTS, AND MAY FACE SIGNIFICANT EXPENSES AS A RESULT OF ONGOING, OR FUTURE, LITIGATION.

     Protection of intellectual property rights is crucial to Cypress, since that is how we keep others from copying the innovations which are central to our existing and future products. So although we are not currently, we may become involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity or scope of the proprietary rights of others, or to defend against claims of invalidity. This kind of litigation can be expensive, regardless of whether we win or lose.

     Also, Cypress is now and may again become involved in litigation relating to alleged infringement by us of others' patents or other intellectual property rights. This kind of litigation is frequently expensive to both the winning party and the losing party and takes up large amounts of management's time and attention. In addition, if we lose in this kind of litigation a court could require us to pay substantial damages and/or royalties, prohibiting from using essential technologies. For these and other reasons, this kind of litigation could have a material adverse effect on our business, financial condition and results of operations. Also, although we may seek to obtain a license under a third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

     We have entered into technology license agreements with third parties which give those parties the right to use patents and other technology developed by us, and which give us the right to use patents and other technology developed by them. We anticipate that we will continue to enter into this kind of licensing arrangements in the future; however, it is possible that licenses we want will not be available to us on commercially reasonable terms. If we lose existing licenses to key technology, or are unable to enter into new licenses which we deem important, it could have a material adverse effect on our business, financial condition and results of operations.

     Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent, trade secret and mask work protection for our semiconductor manufacturing technologies. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

CYPRESS' FINANCIAL RESULTS COULD BE ADVERSELY IMPACTED IF IT FAILS TO DEVELOP, INTRODUCE AND SELL NEW PRODUCTS OR FAILS TO DEVELOP AND IMPLEMENT NEW MANUFACTURING TECHNOLOGIES.

     Like many semiconductor companies, which frequently operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products, Cypress' future success depends on its ability to develop and introduce new products which customers choose to buy. In the last three recent years we have introduced an average of 131 new products a year, and these products have been an important source of revenue for us. If we fail to compete and introduce new product designs in a timely manner or are unable to manufacture products according to the requirements of these designs, discussed more below, or if our customers do not successfully introduce new systems or products incorporating ours, or market demand for our new products does not exist as anticipated, our business, financial condition and results of operations could be adversely affected.

     For Cypress and many other semiconductor companies, introduction of new products is a major manufacturing challenge. The new products the market requires tend to be increasingly complex, incorporating more functions and operating at greater speed than prior products. Increasing complexity generally requires smaller features on a chip. This makes manufacturing new generations of products substantially more difficult than prior products. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing semiconductors. If we are unable to design, develop, manufacture, market and sell new products successfully, our business, financial condition and results of operations would be materially and adversely affected.

INTERRUPTIONS IN THE AVAILABILITY OF RAW MATERIALS CAN ADVERSELY IMPACT CYPRESS' FINANCIAL PERFORMANCE.

     Cypress' semiconductor manufacturing operations require raw materials that must meet exacting standards. We generally have available more than one source of these materials, but there are only a limited number of suppliers capable of delivering certain raw materials that meet our standards. If we need to use other companies as suppliers, we would need them to go through a qualification process. In addition, the raw materials we need for our business could get harder to obtain as worldwide use of semiconductors increases. Although we have faced shortages from time to time in the past and on occasion our suppliers have told us they need more time than expected to fill our orders, to date we have not experienced any significant interruption in operations as a result of difficulties in obtaining raw materials for our manufacturing operations. However, interruption of any raw material source could have a material adverse effect on our business, financial condition and results of operations.

OPERATIONAL PROBLEMS EXPERIENCED BY ASSEMBLY AND TEST SUBCONTRACTORS USED BY CYPRESS CAN ADVERSELY IMPACT ITS FINANCIAL PERFORMANCE.

     A high percentage of our products are assembled, packaged and tested at our manufacturing facility located in the Philippines. We rely on independent subcontractors to assemble, package and test the balance of our products. This reliance involves certain risks, since we have reduced control over manufacturing quality and delivery schedules, whether these companies have adequate capacity to meet our needs and whether or not they discontinue or phase-out assembly processes we rely on. We cannot be certain that these subcontractors will continue to assemble, package and test products for us, and it might be difficult for us to find alternatives if they do not do so.

THE COMPLEX, ESSENTIAL NATURE OF CYPRESS' MANUFACTURING ACTIVITIES MAKE THE COMPANY HIGHLY SUSCEPTIBLE TO MANUFACTURING PROBLEMS AND THESE PROBLEMS CAN HAVE SUBSTANTIAL NEGATIVE IMPACT WHEN THEY OCCUR.

     Making semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in our manufacturing materials, difficulties in the wafer fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be nonfunctional. We may experience problems in achieving an acceptable success rate in the manufacture of wafers, and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our facilities would have a material adverse effect on our business, financial condition and results of operations. We may also experience manufacturing problems in our assembly and test operations and in the introduction of new packaging materials.

CYPRESS MAY NOT BE ABLE TO USE ALL OF ITS EXISTING OR FUTURE MANUFACTURING CAPACITY, WHICH CAN NEGATIVELY IMPACT ITS BUSINESS.

     Cypress has spent, and expects to continue spending, large amounts of money to upgrade and increase its wafer fabrication, assembly and test manufacturing capability and capacity. If we end up not needing this capacity and capability for any of a variety of reasons, including inadequate demand or a significant shift in mix of product orders making our existing capacity and capability inadequate or in excess of actual needs, our fixed costs per semiconductor produced will increase, which will adversely affect us. In addition, if the need for more advanced technologies requires accelerated conversion to technologies capable of manufacturing semiconductors having smaller features, or using larger wafers, we are likely to face higher operating expenses and the need to write-off capital equipment made obsolete by the technology conversion, which could adversely affect our business and results of operations.

CYPRESS' OPERATIONS AND FINANCIAL RESULTS COULD BE SEVERELY HARMED BY CERTAIN NATURAL DISASTERS.

     Cypress' headquarters and some manufacturing facilities are located near major earthquake faults. If a major earthquake or other natural disaster occurs, we could suffer damages that could materially and adversely affect our business, financial condition and results of operations.

CYPRESS' BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL BE ADVERSELY IMPACTED IF IT FAILS TO COMPETE IN ITS HIGHLY COMPETITIVE INDUSTRY AND MARKETS.

     The semiconductor industry is intensely competitive. This intense competition results in a difficult operating environment for most companies in the industry, including Cypress, marked by erosion of product sale prices over the lives of each product, rapid technological change, limited product life cycles and strong domestic and foreign competition in many markets. If we are not able to compete successfully in this environment, our business, operating results and financial condition will be adversely affected. A primary cause of this highly competitive environment is the strengths or our competitors; the industry consists of major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. Cypress faces competition from other domestic and foreign high performance integrated circuit manufacturers, many of which have advanced technological capabilities and have increased their participation in markets which are important to us. Our ability to compete successfully in a rapidly evolving high performance end of the semiconductor technology spectrum depends on many factors, including:

     - our success in developing new products and manufacturing technologies;

     - the quality and price of our products;

     - the diversity of our product line;

     - the cost effectiveness of our design, development, manufacturing and marketing efforts;

     - the pace at which customers incorporate our products into their systems, and

     - the number and nature of our competitors and general economic conditions.

     We believe we currently compete effectively in the above areas to the extent they are within our control; however, given the pace at which events change in the industry, our current abilities are not a guarantee of future success.

CYPRESS MUST BUILD SEMICONDUCTORS BASED ON ITS FORECASTS OF DEMAND, AND CAN END UP WITH LARGE AMOUNTS OF UNSOLD PRODUCT IF ITS FORECASTS ARE WRONG.

     Cypress must order materials and build semiconductors based on its existing orders, which may be cancelled under many circumstances, and to a greater extent on its internal forecasts. As a result, we are very dependent on our forecasts to predict what we think we will be able to sell. Because our markets are volatile and subject to rapid technology and price changes, our forecasts may be wrong, and we may make too many or too few of certain products. Also, our customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand all the more difficult. The above factors also make it difficult to forecast quarterly operating results. If we are unable to predict accurately the appropriate amount of product required to meet customer demand, our business, financial condition and results of operations could be materially adversely affected.

CYPRESS MUST SPEND HEAVILY ON EQUIPMENT TO STAY COMPETITIVE, AND WILL BE ADVERSELY IMPACTED IF IT IS UNABLE TO SECURE FINANCING FOR SUCH INVESTMENTS.

     Semiconductor manufacturers generally must spend heavily on equipment to maintain or increase manufacturing capacity and capability in order to remain competitive. In particular, Cypress expects to spend in excess of $100 million on equipment in 1999 and anticipates significant continuing capital expenditures in subsequent years. In the past, we have reinvested a substantial portion of our cash flow from operations in capacity expansion and improvement programs. However, our cash flows from operations depend primarily on average selling prices, which have been declining, and the per unit cost of our products. If we are unable to decrease costs for our products at a rate at least as fast as the rate of decline in selling prices for such products, we may not be able to generate enough cash flow from operations to maintain or increase manufacturing capability and capacity as necessary. In that case we would need to seek financing from external sources to satisfy our needs for manufacturing equipment and, if cash flow from operations declines too much, for operational cash needs as well. However, such financing may not be available on terms which are satisfactory to us, in which case our business, financial condition and results of operations will be adversely impacted.

CYPRESS COMPETES WITH OTHERS TO ATTRACT AND RETAIN KEY PERSONNEL, AND ANY LOSS OF, OR INABILITY TO ATTRACT, SUCH PERSONNEL WOULD HURT THE COMPANY.

     To a greater degree than most non-technology companies, Cypress depends on the efforts and abilities of certain key management and technical personnel. Our future success will depend in part upon our ability retain these personnel, and to attract and retain other highly qualified personnel, particularly product design engineers. We compete for such personnel with other companies, academic institutions, government entities and other organizations. Competition for personnel such as these is intense throughout the technology industry and we may not be successful in hiring or retaining new or existing qualified personnel. If we lose existing qualified personnel or are unable to hire new qualified personnel as needed, our business, financial condition and results of operations could be adversely affected.

CYPRESS FACES ADDITIONAL PROBLEMS AND UNCERTAINTIES ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD ADVERSELY IMPACT IT.

     International sales represented 39% of our revenues in 1998 and 36% in 1997. Our offshore assembly and test operations, as well as our international sales, face risks frequently associated with foreign operations, including

     - currency exchange fluctuations,

     - political instability,

     - changes in local economic conditions,

     - the devaluation of local currencies,

     - import and export controls, and

     - changes in tax laws, tariffs and freight rates.

     To the extent any such risks materialize, our business, financial condition and results of operations could be materially and adversely affected.

CYPRESS MUST COMPLY WITH MANY DIFFERENT ENVIRONMENTAL REGULATIONS, WHICH CAN BE EXPENSIVE.

     Cypress must comply with many different federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. This compliance can be expensive. In addition, over the last several years, the public has paid a great deal of attention to the potentially negative environmental impact of semiconductor manufacturing operations. This attention and other factors may lead to changes in environmental regulations which could force us to purchase additional equipment or comply with other potentially costly requirements. If we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future regulations, we could face substantial liability or suspension of our manufacturing operations, which could have a material adverse effect on our business, financial condition and results of operations.

CYPRESS DEPENDS ON THIRD PARTIES TO TRANSPORT ITS PRODUCTS AND COULD BE HARMED IF THESE PARTIES EXPERIENCE PROBLEMS.

     Cypress relies on independent carriers and freight forwarders to move its products between manufacturing plants and to its customers. Cypress has limited control over these parties; however, any transport or delivery problems because of their errors, or because of unforeseen interruptions in their activities due to factors such as strikes, political instability, natural disasters and accidents, could have a materially adverse effect on our business, financial conditions and results of operations and ultimately impact our relationship with our customers.

CYPRESS' OPERATIONS AND PRODUCTS MAY NOT FUNCTION PROPERLY IN THE YEAR 2000 WHICH COULD SIGNIFICANTLY HARM ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     In less than a year, most companies will face a potentially serious problem because many software applications, operational systems and equipment with embedded chips or processors may not properly recognize or accurately process calendar dates beginning in the year 2000, due to the prevalent use of two digits to represent the year in these systems and equipment.

     Like many other companies, the year 2000 issue poses a risk for Cypress. The year 2000 problem could affect our computers, software and other equipment we use and operate. This could result in system failures causing disruptions in operations, including among other things, interruptions in manufacturing, design and process development operations; temporary disruptions in processing business transactions; and disruptions in other normal business operations.

     Cypress has taken company-wide actions to assess the nature and extent of work required to prepare its products, systems, equipment and infrastructure for January 1, 2000. In addition, we have engaged in the process of evaluating our key suppliers and customers to determine the extent to which our operations are vulnerable based upon third parties' failure to address their own year 2000 issues. These activities represent our ongoing efforts to address the year 2000 problem that we commenced with the implementation of a year 2000-compliant accounting software system in 1997.

     Cypress' president and executive staff have assumed the responsibility of managing the impact of the year 2000 problem on all aspects of our operations, including programs for identification, inventory taking, risk assessment and cost estimates of problems associates with the year 2000; the plans, remediation effort and testing methodology to correct those problems; and the development of contingency plans if some of the corrective actions fail to correct the problem or do not get implemented in a timely manner. These activities, in varying phases, are currently in process.

     It is our objective to ensure that our internal business (MIS) systems are compliant by March 1999 and that the rest of our systems, equipment and infrastructure are compliant by June 1999. Our efforts over the past three months have shifted in focus from inventory taking and assessment to remediation, testing, and contingency planning activities. All mission critical systems, equipment, and infrastructure elements are being tested for year 2000 readiness by June 1999. We have also begun contingency planning efforts, considering Cypress' entire supply chain and external infrastructure, to ensure plans will be in place to address any unforeseen year 2000 failures.

     Through 1998, Cypress has incurred little cost in addressing the year 2000 problem. In 1999 we expect to incur between two and three million dollars of expense and capital outlays for remediation, testing and contingency planning efforts.

     In the event year 2000 issues relating to key customers and suppliers are not successfully resolved, based on information available to us at present, we believe that the most reasonably likely worst case scenario is a temporary disruption in infrastructure service, particularly power and telecommunications, which could adversely impact supplier deliveries or customer shipments. If severe disruptions occur in these areas and are not corrected in a timely manner, a revenue or profit shortfall may result in fiscal year 2000.

     Cypress year 2000 contingency planning efforts are guided by three elements and specifically expressed in our Year 2000 Mission: (1) Cypress serves its customers continuously, (2) Cypress maintains continuous employment, and (3) Cypress increases shareholder value relative to its competitors. The executive staff of Cypress is directly responsible for developing and approving Cypress' Year 2000 contingency planning efforts, and the team is led by the CEO. The operating assumption that external infrastructure may be down for up to 2 - 4 weeks has been used in order to create a suitable framework for contingency planning efforts, and as a result, Cypress expects to have plans in place to address any unforeseen year 2000 failures. Our contingency planning efforts will continue through June 1999, at which time these activities will be documented and implemented accordingly. A number of business responses are being actively considered and all should be viewed as likely for some segment of our customer/supplier base:

     - developing second/alternate source suppliers for critical raw materials and subcontract operations,

     - work-in-process inventory "build ahead" in Cypress wafer fab locations,

     - finished goods inventory "build ahead" in Cypress/subcontractor assembly locations,

     - increased consignment inventory programs for strategic customers, up to 3 months on customer premises,

     - higher year-end 1999 stocking levels for primary Cypress distributors,

     - partial/full company shutdown for up to 14 days,

     - facility "safe state" plans, including plans to preserve equipment and the controlled environment of manufacturing facilities, i.e., temperature and humidity controls, for a period of 2 weeks using self-generated power in the event of infrastructure shutdown, and

     - early payment/collection as well as delayed payment/collection for Cypress suppliers, customers and employees.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

     - Annual Report on Form 10-K for the fiscal year ended January 3, 1999.

     - Current Report on Form 8-K dated February 12, 1999, as amended on Form 8-K/A filed with the Commission on March 24, 1999; and

     - The description of our common stock contained in Form 8-A filed with the Commission on May 12, 1986, and any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
        Chief Financial Officer
        Cypress Semiconductor Corporation
        3901 North First Street
        San Jose, California 95134
        (408) 943-2600

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                USE OF PROCEEDS

     Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Currently, however, we do not have any understandings, commitments or agreements with respect to any material acquisitions for which a portion of the net proceeds may be used. Pending such uses, we will invest the net proceeds in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                        1994    1995     1996     1997    1998
                                                        ----    -----    -----    ----    ----
Ratio of earnings to fixed charges..................    14.4x   19.7x     9.3x    2.8x      --(1)

(1) Earnings were inadequate to cover fixed charges by $124.9 million.

     These computations include us and our consolidated subsidiaries, and 50% or less equity companies. For these ratios, "earnings" is determined by adding "total fixed charges," excluding interest capitalized, income taxes, minority common stockholders' equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20% but less than 50% equity is owned. For this purpose, "total fixed charges" consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

                       DESCRIPTION OF THE DEBT SECURITIES

     The debt securities will either be our senior debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. Senior debt securities will be issued under a "Senior Indenture" and subordinated debt securities will be issued under a "Subordinated Indenture." Together, the Senior Indenture and Subordinated Indenture are called "Indentures."

     The prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities. The following summary of certain provisions of the Indentures is not complete. You should look at the applicable Indenture that is filed as an exhibit to the registration statement. In the summary below, we have included references to section and article numbers of the Indentures so that you may easily refer to such provisions.

GENERAL

     Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. This provision is set forth in section 301 of the applicable Indenture.

     Senior debt securities will be unsecured and unsubordinated obligations and will rank on a parity with all other unsecured and unsubordinated indebtedness, unless otherwise specified in the prospectus supplement.

     Subordinated debt securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of Cypress, including any outstanding senior debt securities. See "Subordination" and the prospectus supplement.

     We are not limited as to the amount of debt securities that we may issue under the Indentures. The Indentures do not contain financial or similar restrictive covenants. In addition, the Indentures do not provide protection to holders of debt securities against a sudden or dramatic decline in credit quality. For example, there would be no protection from a takeover, recapitalization, special dividend or other restructuring involving Cypress.

     The prospectus supplement will set forth the following terms:

     - whether the debt securities are senior or subordinated,

     - the offering price,

     - the title,

     - any limit on the aggregate principal amount,

     - the person who shall be entitled to receive interest, if other than the record holder on the record date,

     - the date the principal will be payable,

     - the interest rate, if any, the date from which interest will accrue, the interest payment dates and the regular record dates,

     - the place for payment of principal, premium, if any, and interest,

     - the period, price and terms and conditions for redemption at the option of Cypress,

     - our obligation, if any, to redeem or purchase debt securities pursuant to any sinking fund or similar provision or at the option of the holder, and the period, price and terms and conditions for redemption or purchase,

     - the denominations of debt securities, if other than denominations of $1,000 and any integral multiple of $1,000,

     - if applicable, the method for determining how principal, premium, if any, or interest will be calculated by reference to an index or formula,

     - if other than U.S. currency, the currency or currency units in which the principal, premium or interest will be payable,

     - if, at our election or the option of the holder, the principal, premium, if any, or interest is payable in one or more currencies or currency units other than those in which debt securities are stated to be payable, the currency or currency units in which payment of any such amount as to which such election is made will be payable, the periods, the terms and conditions upon which election shall be made and the amount payable,

     - if other than the entire principal amount, the portion of the principal amount that will be payable upon acceleration of stated maturity,

     - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount as of any such date for any purpose,

     - if applicable, that the debt securities are defeasible under the Indentures as described under "Defeasance and Covenant
       Defeasance -- Defeasance and Discharge" or "Defeasance and Covenant Defeasance -- Defeasance of Certain Covenants,"

     - if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of our common stock or other securities or property,

     - whether the debt securities will be issuable in the form of a global security and, if so, the depositary and the form of any legend on the global security,

     - in the case of subordinated debt securities, whether the subordination provisions described below under "Subordination" will apply or whether different subordination provisions will apply,

     - any addition to or change in the Events of Default and any change in the right of the trustee or the holders to declare the principal amount due and payable,

     - any addition to or change in the Indenture covenants described under "Restrictive Covenants,"

     - any other terms of such debt securities not inconsistent with the relevant Indenture.

These provisions are set forth in section 301 of the applicable Indenture.

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which, at the time of issuance, is below market rates.

CONVERSION

     Debt securities may be convertible into or exchangeable for common stock, preferred stock or other securities or property as set forth in the prospectus supplement. The prospectus supplement will specify whether, among other things, the conversion is mandatory or at the option of the holder, as well as other terms and conditions of conversion.

SUBORDINATION

     Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the subordinated debt securities.

     The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the Subordinated Indenture to the prior payment in full of all Senior Indebtedness, including any senior debt securities.

     Upon any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment of the principal of, premium, if any, and interest on the subordinated debt securities is to be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness.

     In the event of any acceleration of the subordinated debt securities because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect to such Senior Indebtedness before the holders of subordinated debt securities are entitled to receive any payment or other distribution. We are required to promptly notify holders of Senior Indebtedness if payment of subordinated debt securities is accelerated because of an Event of Default. These provisions are set forth in section 1502 of the Subordinated Indenture.

     We also may not make any payment upon or redemption of or purchase or otherwise acquire the subordinated debt securities if:

     - a default in the payment of the principal of, premium, if any, interest, rent or other obligations, in respect of Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace, or

     - any other default occurs and is continuing with respect to Designated Senior Indebtedness, as defined, that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from us or any other person permitted to give such notice under the Subordinated Indenture.

     We may and shall resume payments on the subordinated debt securities:

     - in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

     - in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable payment blockage notice is received. No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee, unless such default was waived, cured or otherwise ceased to exist and thereafter subsequently reoccurred, shall be, or be made, the basis for a subsequent payment blockage notice. These provisions are set forth in section 1504 of the Subordinated Indenture.

     By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than the other creditors of Cypress. Such subordination will not prevent the occurrence of any Event of Default under the Subordinated Indenture.

     We may further describe the provisions, if any, applicable to the subordination of a particular series of subordinated debt securities in the prospectus supplement.

     We are not limited or prohibited from incurring additional Senior Indebtedness under the Subordinated Indenture. Senior debt securities, if and when issued, will constitute Senior Indebtedness.

  Definitions of Senior Indebtedness, Indebtedness and Designated Senior Indebtedness

     "Senior Indebtedness" means the principal of, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness of Cypress, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Cypress, including all deferrals, renewals extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the subordinated debt securities or expressly provides that such Indebtedness is "pari passu" or "junior" to the subordinated debt securities.

     Senior Indebtedness does not include:

     - any Indebtedness of Cypress to any subsidiary of Cypress, and

     - our 6% Convertible Subordinated Notes due 2002.

     "Indebtedness" means, with respect to any person, and without duplication:

     (1) all indebtedness, obligations and other liabilities, contingent or otherwise, of such person for borrowed money, including obligations of such person (a) in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services,

     (2) all reimbursement obligations and other liabilities, contingent or otherwise, of such person with respect to letters of credit, bank guarantees or bankers' acceptances,

     (3) all obligations and liabilities, contingent or otherwise, in respect of leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, or under other leases for facilities equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, as determined by Cypress, and all obligations and other liabilities, contingent or otherwise, or under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property,

     (4) all obligations of such person, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

     (5) all direct or indirect guaranties or similar agreements by such person in respect of, and obligations or liabilities, contingent or otherwise, of such person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4),

     (6) any indebtedness or other obligations described in clauses (1) through
         (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person, and

     (7) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through
         (6).

     "Designated Senior Indebtedness" means our obligations under any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Subordinated Indenture, provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.

FORM, EXCHANGE AND TRANSFER

     The debt securities will be issuable only in fully registered form, without coupons. Unless otherwise specified in the prospectus supplement, debt securities will be issued only in denominations of $1,000 and integral multiples of $1,000. These provisions are set forth in section 302 of the applicable Indenture.

     At the option of the holder, subject to the terms of the Indentures and the limitations applicable to global securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and aggregate principal amount. These provisions are set forth in section 305 of the applicable Indenture.

     Subject to the terms of the Indentures and the limitations applicable to global securities, debt securities may be presented for exchange as provided above or for registration of transfer, duly endorsed or with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us. No service charge will be imposed for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable as a result of the transfer or exchange. Such transfer or exchange will be effected upon the security registrar or such transfer agent being satisfied with the documents of title and identity of the person making the request.

     We have initially appointed the trustee as security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. These provisions are set forth in section 305 of the applicable Indenture.

     If the debt securities of any series are to be redeemed in part, we will not be required to:

     - issue, register the transfer of or exchange any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of such mailing, or

     - register the transfer or exchange of any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

These provisions are set forth in section 305 of the applicable Indenture.

GLOBAL SECURITIES

     Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities, which will have an aggregate principal amount equal to that of the represented debt securities. Each global security will:

     - be registered in the name of a depositary or nominee thereof identified in the prospectus supplement,

     - be deposited with the depositary or nominee, and

     - bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

     No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary for such global security or any nominee of the depositary unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or has ceased to be qualified to act as such as required by the Indentures,

     - there shall have occurred and be continuing an Event of Default with respect to the debt securities represented by such global security, or

     - there shall exist such circumstances, if any, in addition to or instead of those described above as may be described in the prospectus supplement.

All securities issued in exchange for a global security or any portion of a global security will be registered in such names as the depositary may direct. These provisions are set forth in sections 204 and 305 of the applicable Indenture.

     As long as the depositary, or its nominee, is the registered holder of a global security, the depositary or nominee will be considered the sole owner and holder of such global security and the debt securities represented by such global security for all purposes under the debt securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a global security:

     - will not be entitled to have the global security or any debt securities represented by the global security registered in their names,

     - will not receive or be entitled to receive physical delivery of certificated debt securities in exchange for the global security, and

     - will not be considered to be the owners or holders of such global security or any debt securities represented by the global security.

     All payments of principal, premium, if any, and interest on a global security will be made to the depositary or its nominee as the holder of such global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through, records maintained by the depositary, with respect to participants' interests, or any such participant, with respect to interests of persons held by such participants on their behalf.

     Payments, transfers, exchanges and other matters relating to beneficial interests in a global security will be subject to various depositary policies and procedures. The depositary policies and procedures may change from time to time. Neither Cypress nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security, or one or more predecessor debt securities, is registered at the close of business on the regular record date. This provision is set forth in section 307 of the applicable Indenture.

     Unless otherwise indicated in the prospectus supplement, principal, premium, if any, and interest on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. However, at our option, we may pay interest by mailing a check to the record holder.

     Unless otherwise indicated in the prospectus supplement, the corporate trust office of the trustee will be designated as our sole paying agent. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. These provisions are set forth in section 1002 of the applicable Indenture.

     All moneys paid by us to a paying agent for the payment of the principal, premium, if any, or interest on any debt security which remain unclaimed (1) for a period ending the earlier of 10 business days prior to the date such money would be turned over to the State, or (2) at the end of two years after such principal, premium or interest has become due and payable, will be repaid to us, and thereafter, the holder of such debt security may look only to us for payment. These provisions are set forth in section 1003 of the applicable Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any successor person, unless:

     - the successor person, if any, is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state of the United States, and assumes Cypress's obligations on the debt securities and under the Indentures,

     - immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of Cypress or any subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and

     - certain other conditions are met.

     These provisions are set forth in section 801 of the applicable Indenture.

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default, unless the prospectus supplement makes the event inapplicable to a particular series of debt securities:

     (1) failure to pay principal of or any premium on any debt security of that series when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture,

     (2) failure to pay any interest on any debt securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture,

     (3) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture,

     (4) failure of Cypress to perform any other covenant required of us in the Indenture, other than a covenant included in the Indentures solely for the benefit of a series other than that series, continued for 60 days after written notice has been given by the trustee, or the holders of at least 25% in aggregate principal amount of the outstanding Securities of that series, as provided in the Indentures,

     (5) certain events in bankruptcy, insolvency or reorganization with respect to Cypress, and

     (6) any other Event of Default specified in the prospectus supplement.

These provisions are set forth in section 501 of the applicable Indenture.

     If an Event of Default, other than an Event of Default described in clause
(5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

     If an Event of Default described in clause (5) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described above. See "Subordination" above.

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived. These provisions are set forth in section 502 of the applicable Indenture. For information as to waiver of defaults, see "Modification and Waiver."

     Subject to the trustee's duties in the case of an Event of Default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders shall have offered to the trustee reasonable indemnity. This provision is set forth in section 603 of the applicable Indenture. Subject to the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to that series. These provisions are set forth in section 512 of the applicable Indenture.

     No holder of a debt security of any series will have any right to institute any proceeding under the Indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture unless:

     - such holder has previously given to the trustee written notice of a continuing Event of Default with respect to the debt securities of that series,

     - the holders of at least 25% in aggregate principal amount of the outstanding Securities of that series have made a written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee, and

     - the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Securities of that series a direction inconsistent with such request within 60 days after such notice, request and offer.

These provisions are set forth in section 507 of the applicable Indenture.

     However, such limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security. These provisions are set forth in section 508 of the applicable Indenture.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Cypress, to the officer's knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture. If so, such statement shall specify all such known defaults. These provisions are set forth in section 1004 of the applicable Indenture.

MODIFICATION AND WAIVER

     Cypress and the trustee may make modifications and amendments to the Indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of each series affected by the modification or amendment.

     However, neither Cypress nor the trustee may make any modification or amendment without the consent of the holder of each outstanding Security of that series who is affected by the modification or amendment if such modification or amendment would do any of the following:

     - change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

     - reduce the principal amount of, or any premium or interest on, any debt security,

     - reduce the amount of principal of an Original Issue Discount Security or any other debt security payable upon acceleration of the maturity of the debt security,

     - change the place or currency of payment of principal of, or any premium or interest on, any debt security,

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security,

     - in the case of subordinated debt securities, modify the subordination provisions in a manner materially adverse to the holders of the subordinated debt securities,

     - in the case of debt securities that are convertible into Securities or other securities of Cypress, adversely affect the right of holders to convert any of the debt securities other than as provided in or under the Indentures,

     - reduce the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is required for modification or amendment of the Indentures,

     - reduce the percentage in principal amount of outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults, or

     - modify such provisions with respect to modification and waiver.

These provisions are set forth in section 902 of the applicable Indenture.

     Holders of a majority in aggregate principal amount of the outstanding Securities of any series may waive, on behalf of the holders of all debt securities of that series, compliance by us with respect to certain restrictive provisions of the Indentures. These provisions are set forth in section 1010 of the Senior Indenture and section 1008 of the Subordinated Indenture.

     The holders of not less than a majority in principal amount of the outstanding Securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the Indenture with respect to debt securities of that series, except a default:

     - in the payment of principal of or premium or interest on any debt security of that series, or

     - in respect of a covenant or provision of the Indenture which cannot be amended without the consent of the holder of each outstanding Security of the series who is affected.

These provisions are set forth in section 513 of the applicable Indenture.

     In determining whether the holders of the requisite principal amount of the outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, each Indenture will set forth the following:

     - the principal amount of an Original Issue Discount Security that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of the maturity to such date,

     - if, as of such date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of such debt security deemed to be outstanding as of such date will be an amount determined as set forth in the Indenture, and

     - the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent.

These provisions are set forth in section 101 of the applicable Indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     At our option, we may elect in the prospectus supplement to have the provisions of section 1302, relating to defeasance and discharge of indebtedness, or section 1303, relating to defeasance of certain restrictive covenants, applied to the debt securities of any series. These provisions are set forth in section 1301 of the applicable Indenture.

  Defeasance and Discharge

     Upon our option, if any, to have section 1302 applied to any debt securities, the provisions of Article 15 of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any debt securities, we will be discharged from all of our obligations, except those obligations specified in the following sentence, upon the deposit in trust of money or U.S. government obligations that will provide money in an amount sufficient to pay the principal, premium, if any, and interest on such debt securities.

     We will, however, continue to be required to:

     - exchange or register the transfer of debt securities,

     - replace stolen, lost or mutilated debt securities,

     - maintain paying agencies,

     - hold moneys for payment in trust, and

     - effect conversion.

     Such defeasance or discharge may occur only if:

     - we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

     - there has been a change in tax law,

in either case to the effect that holders will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

     These provisions are set forth in sections 1302 and 1304 of the applicable Indenture.

  Defeasance of Certain Covenants

     Upon our option, if any, to have section 1303 applied to any debt securities, we may omit to comply with certain restrictive covenants, including those described in the prospectus supplement. In such case, the occurrence of certain Events of Default described in clause (4) above with respect to such restrictive covenants under "Events of Default" and in the prospectus supplement, will be deemed not to result in an Event of Default and, in the case of the Subordinated Indenture, the provisions of Article 15 relating to subordination will cease to be effective with respect to any subordinated debt securities. In order to exercise such option, we will be required to deposit, in trust for the benefit of the holders of such debt securities, money or U.S. government obligations which will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities.

     We will also be required, among other things, to deliver to the trustee an opinion of counsel that holders will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations, and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

     In the event we exercised this option and the debt securities were declared due and payable because of an Event of Default, the amount of deposited money and U.S. government obligations in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities, but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments. These provisions are set forth in sections 1303 and 1304 of the applicable Indenture.

     We may, at our option, satisfy and discharge each of the Indentures, except for certain of our obligations and the trustee's obligations, including, among others the obligations to apply money held in trust when:

     - either (1) all debt securities previously authenticated and delivered, other than those that were destroyed, lost or stolen and that have been replaced or paid, and for which money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from the trust, have been delivered to the trustee for cancellation or discharge from the trust, or (2) all such debt securities not previously delivered to the trustee for cancellation

          (a) have become due and payable;

          (b) will become due and payable at their stated maturity within one year; or

          (c) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, and we have deposited or caused to be deposited an amount sufficient to pay and discharge the entire indebtedness on debt securities not previously delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit, in the case of debt securities which have become due and payable, or to the stated maturity or redemption date, as the case may be,

     - we have paid or caused to be paid all other sums payable by us, and

     - we have delivered to the trustee an officers' certificate and an opinion of counsel to the effect that all conditions precedent relating to the satisfaction and discharge have been satisfied.

NOTICES

     Notices to holders will be given by mail to the addresses of the holders in the security register. This provision is set forth in sections 101 and 106 of the applicable Indenture.

GOVERNING LAW

     The Indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York, without giving effect to such state's conflicts of law principles. This provision is set forth in section 112 of the applicable Indenture.

REGARDING THE TRUSTEE

     The Indentures contain certain limitations on the right of the trustee, should it become a creditor of Cypress, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. These provisions are set forth in section 613 of the applicable Indenture.

     The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest and there is a default under the Securities of any series for which the trustee serves as trustee, the trustee must eliminate such conflict or resign. These provisions are set forth in section 608 of the applicable Indenture.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 255,000,000 shares. Those shares consist of:

     - 250,000,000 shares designated as common stock, $.01 par value, and

     - 5,000,000 shares designated as preferred stock, $.01 par value. The only equity securities currently outstanding are shares of common stock. As of September 28, 1998, there were approximately 86.0 million shares of common stock issued and outstanding.

COMMON STOCK

     Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying a dividend. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     Our common stock is listed on the New York Stock Exchange under the symbol "CY." The transfer agent and registrar for the common stock is Boston Equiserve Limited Partnership.

PREFERRED STOCK

     The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The related prospectus supplement will also contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

     As of September 28, 1998, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix or designate, under our certificate of designation, the following terms of the preferred stock:

     - designations, powers, preferences, and privileges,

     - relative participating, optional or special rights, and

     - qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Any or all of these rights may be greater than the rights of the holders of common stock.

     The Board of Directors, without stockholder approval, may authorize and issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. The terms of the preferred stock that might be issued could conceivably prohibit us from:

     - consummating a merger,

     - reorganizing,

     - selling substantially all of our assets,

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

     - liquidating, or

     - engaging in other extraordinary corporate transactions without stockholder approval.

     Preferred stock could therefore be issued quickly with terms calculated to delay, defer or prevent a change in control of Cypress or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

     The prospectus supplement will specify:

     - the maximum number of shares,

     - the designation of the shares,

     - the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative,

     - the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums,

     - the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs,

     - any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund,

     - the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment,

     - the voting rights, and

     - any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

     Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate principal amount equal to that of the preferred stock represented by the global certificate.

     Each global certificate will:

     - be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement,

     - be deposited with such depositary or nominee or a custodian for the depositary, and

     - will bear a legend regarding the restrictions on exchanges and registration of transfer, and any other matters as may be provided for under the certificate of designation.

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

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the date the person became an interested stockholder, unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

     The Section 203 restrictions do not apply if:

     (1) the business combination or transaction is approved by our Board of Directors before the date the interested stockholder obtained such status,

     (2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares (a) owned by directors who are also officers of the target corporation, and (b) held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

     (3) on or after the date the interested stockholder obtained such status, the business combination is approved by our Board of Directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Cypress. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

                              PLAN OF DISTRIBUTION

     We may sell the Securities separately or together:

     - through one or more underwriters or dealers for public offering and sale,

     - directly to investors,

     - through agents, or

     - through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the Securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction.

     We may distribute the Securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

     - at market prices prevailing at the times of sale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

     We will describe the method of distribution of the Securities in the prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of Securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result,
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

discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. In the prospectus supplement we will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents also may be entitled to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

     We may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any, in connection with the distribution.

     All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of Cypress' Securities offered by this prospectus will be passed upon for Cypress by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended January 3, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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